UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)*

CORELOGIC, INC.
(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE
(Title of Class of Securities)

21871D103
(CUSIP number)

Highfields Capital Management LP
Attention: Joseph F. Mazzella
John Hancock Tower
200 Clarendon Street, 59th Floor
Boston, MA 02116
(617) 850-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [X] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,149,719

	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER --0--

	9	SOLE DISPOSITIVE POWER 8,149,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,149,719

	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,149,719

	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 773,762
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 773,762

	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,732,029
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 1,732,029

10 SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,643,928
	8	SHARED VOTING POWER --0--

	9	SOLE DISPOSITIVE POWER 5,643,928
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,643,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends the Statement on Schedule 13D filed on January 17, 2008, as amended by Amendment No. 1 to Schedule 13D filed on April 14, 2008, as further amended by Amendment No. 2 to Schedule 13D filed on January 11, 2010, as further amended by Amendment No. 3 to Schedule 13D filed on September 9, 2010, as further amended by Amendment No. 4 to Schedule 13D filed on January 10, 2011, as further amended by Amendment No. 5 to Schedule 13D filed on August 30, 2011, as further amended by Amendment No. 6 to Schedule 13D filed on March 5, 2012, and as further amended by Amendment No. 7 to Schedule 13D filed on May 1, 2012 by the Reporting Persons (as so amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.00001 per share, of CoreLogic, Inc., a Delaware corporation (“Corelogic” or the “Issuer”). This Amendment No. 8 is being filed to supplement the Items 4 and 7. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented by adding the following:

     On June 11, 2012, Highfields Capital Management LP, Highfields GP LLC, Highfields Associates LLC and the Funds (collectively, the “Highfields Parties”) and the Issuer entered into a Support Agreement (the “Support Agreement”). Among other matters, in the Support Agreement:

  The Issuer confirmed that it will nominate Douglas C. Curling, John C. Dorman and Jaynie Miller Studenmund (collectively, the “Nominees”) for election as directors at the 2012 annual meeting of stockholders, and that the Highfields Parties will vote all shares of the Issuer’s common stock beneficially owned by them in favor of such nominees and the Issuer’s existing directors;

  The Issuer stated that D. Van Skilling has formally informed the Issuer that he will retire from the Board at its 2014 Annual Meeting, and in any event will only serve as Chairman of the Board until the earlier of (a) the time when the Board selects another Chairman in accordance with the Issuer’s bylaws and (b) December 31, 2013;

  The Issuer stated that Thomas C. O'Brien has been elected as chairman of the nominating and corporate governance committee, and effective as of and subject to their election to the board at the 2012 annual meeting, the Board will appoint one of the new director candidates to that committee;

  The Highfields Parties agreed to amend their filing on Schedule 13D to a filing on Schedule 13G with respect to all shares of common stock of the Issuer that are beneficially owned by the Highfields Parties; and

  The Highfields Parties agreed to refrain from engaging in certain activities, including purchasing securities in an amount that would result in the Highfields Parties beneficially owning more than 10% of the Issuer’s outstanding common shares, proposing a sale or reorganization of the Issuer and soliciting proxies or consents involving the Issuer. Each party has agreed to refrain from making statements that disparage or adversely reflect upon the other parties. These covenants expire on the earlier of (a) the date that is ten days prior to the deadline under the Issuer's bylaws for submitting nominations of directors or proposing new business in connection with the Issuer's 2013 annual meeting of stockholders, (b) the date that is ten days following the first date on which the Issuer publicly reports its financial results for the fourth quarter of 2012 and/or full year 2012, and (c) the date on which the Issuer proposes to enter into certain extraordinary transactions (as defined in the Support Agreement).

     On June 12, 2012, the Reporting Persons issued a press release, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

     The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit C hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

The information set forth in Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit A	Joint Filing Agreement
Exhibit B	Press Release dated June 12, 2012

Exhibit C

Support Agreement, dated June 11, 2012, by and among CoreLogic, Inc., Highfields Capital Management LP, Highfields GP LLC, Highfields Associates LLC, Highfields Capital I LP, Highfields Capital II LP and Highfields Capital III L.P.

SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

June 11, 2012
Date

HIGHFIELDS CAPITAL MANAGEMENT LP
By: Highfields GP LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS GP LLC
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS ASSOCIATES LLC
/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title
JONATHON S. JACOBSON
/s/ Joseph F. Mazzella*
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
* by power of attorney

HIGHFIELDS CAPITAL I LP
By: Highfields Associates LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS CAPITAL II LP
By: Highfields Associates LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS CAPITAL III L.P.
By: Highfields Associates LLC, its General Partner
/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the date hereof.

June 11, 2012
Date
HIGHFIELDS CAPITAL MANAGEMENT LP
By: Highfields GP LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS GP LLC
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title
* by power of attorney
HIGHFIELDS CAPITAL I LP
By: Highfields Associates LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS CAPITAL II LP
By: Highfields Associates LLC, its General Partner
/s/ Joseph F. Mazzella
Signature
Joseph F. Mazzella, Authorized Signatory
Name/Title
HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

EXHIBIT B

PRESS RELEASE

HIGHFIELDS CAPITAL COMMENTS ON CORPORATE GOVERNANCE CHANGES AT CORELOGIC

Company Adds Three Independent, Experienced Directors and Take Other Steps to Enhance the Company’s Governance

Boston, Massachusetts, June 12, 2012 – Highfields Capital Management LP, the largest independent shareholder of CoreLogic, Inc. (NYSE: CLGX) (“the Company”), today commented on steps taken by CoreLogic that it believes will meaningfully improve the Company’s corporate governance and enhance CoreLogic’s ability to capitalize on its unique assets. The changes, described in an Agreement with Highfields Capital and filed with the Securities & Exchange Commission, include the addition of three new independent directors, changes in the Company’s Nominating and Governance Committee, and a transition of the Company’s Board leadership.

Jonathon S. Jacobson, Highfields’ Founder, CEO and Chief Investment Officer, said, “We applaud the CoreLogic Board for conducting a comprehensive search and accepting shareholder input to find candidates with relevant business experience. Furthermore, we are pleased that the Board has taken steps to ensure that a truly independent majority will be able to hold management accountable for performance and work with management to drive transformative change for the benefit of all shareholders.”

As further described in the Company’s Form 8-K, changes to the Board will include:

  The addition of Douglas C. Curling, John C. Dorman and Jaynie Miller Studenmund to the Board of Directors, upon their election at the Company’s 2012 Annual Meeting. All three individuals are highly qualified business professionals with deep collective experience in financial services and information technology and analytics driven businesses.

  The announcement by Company Chairman D. Van Skilling that after 16 years of service to the Company he will step down as Chairman by the end of 2013 and retire from the Board at the Company’s 2014 Annual Meeting.

  The naming of Thomas O’Brien, who has been a director of the Company since 2008, to be Chairman of the Nominating and Corporate Governance Committee.

  The addition of one of the three new directors to the Nominating and Corporate Governance Committee.

Mr. Jacobson continued: “These changes meet our objective of a CoreLogic Board with substantially greater independence, professional skill and experience to oversee management and best capitalize on the strength of the Company’s world-class assets. In addition to bringing their operational expertise to the Board, each of the new directors has a demonstrated track record of maximizing the value of the businesses to which they have been associated, through both organic growth and strategic transactions. The fact that they are eager to serve at CoreLogic is a ringing endorsement of the Company’s potential.”

As part of its Agreement with CoreLogic, Highfields Capital has agreed to withdraw its nominees to the Company’s Board and vote in favor of all the Company’s nominees at the 2012 Annual Meeting.

Further information, including additional detail about the Agreement entered into by the Company and Highfields, is available in the Form 8-K filed by the Company today with the Securities and Exchange Commission.

About Highfields Capital Management:

Highfields Capital Management is an $11 billion value-oriented investment management firm which manages private investment funds for endowments, charitable and philanthropic foundations, pension funds and other institutional and private investors. Highfields' funds invest worldwide in public and private companies across a wide variety of industries and security types. The firm was founded in 1998 and is based in Boston, MA.

# # #

CONTACTS:

Molly Morse/Andrea Calise
Kekst and Company
212-521-4826/212-521-4845
molly-morse@kekst.com / andrea-calise@kekst.com

2

EXHIBIT C

SUPPORT AGREEMENT

June 11, 2012

Highfields Capital Management LP
John Hancock Tower
200 Clarendon Street
59th Floor
Boston, Massachusetts 02116

Gentlemen:

     This letter constitutes the support agreement (the "Agreement") between CoreLogic, Inc., a Delaware corporation (the "Company"), on the one hand, and Highfields Capital Management LP, a Delaware limited partnership ("HCM"), Highfields GP LLC, a Delaware limited liability company ("HGP"), Highfields Associates LLC, a Delaware limited liability company ("HA"), Highfields Capital I LP, a Delaware limited partnership ("HCI"), Highfields Capital II LP, a Delaware limited partnership ("HCII"), and Highfields Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I. ("HCIII” and, together with HCM, HGP, HA, HCI, and HCII, each a "Stockholder" and, collectively, the "Stockholders"), on the other hand.

RECITALS

     WHEREAS, on March 19, 2012 the Company announced that it had engaged Spencer Stuart to conduct a comprehensive search to identify and assist the Company in the selection of additional candidates for election to the Company's board of directors (the "Board"), and that the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") would, in connection with the search, solicit input on potential director candidates from the largest stockholders of the Company;

     WHEREAS, the Stockholders provided recommendations and other input to the Company regarding potential directors, and to preserve its rights, on May 1, 2012, notified the Company of their intention to nominate three candidates for election to the Board; and

     WHEREAS, the Company has informed the Stockholders that it has completed its search for director candidates and has determined, in connection with the Company's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"), (i) to expand the Board from seven to ten members and (ii) to nominate the following three individuals in the Company's slate of directors for election at the 2012 Annual Meeting: Jaynie Miller Studenmund, John C. Dorman and Douglas C. Curling (each a "New Director" and, collectively, the "New Directors") and to take certain other actions as set forth herein.

AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing premises, the parties hereby agree as follows:

1.

The Company hereby confirms that it will nominate the New Directors as part of the Company's slate of directors for election at the 2012 Annual Meeting. The Company and the Stockholders each will issue a mutually agreed public statement announcing the nomination of the New Directors and the actions described in Sections 2 and 3 below.

2.

Promptly following the June 19, 2012 record date established by the Board, the Company will file the definitive proxy statement with respect to the 2012 Annual Meeting in substantially the same form previously provided to the Stockholders (the "Proxy Statement"). Additionally, immediately after the execution of this Agreement, the Company will file a Current Report on Form 8-K in the form attached hereto as Exhibit A (the “Form 8-K”), which will state that D. Van Skilling has formally informed the Company that he will retire from the Board at its 2014 Annual Meeting, and in any event will only serve as Chairman of the Board until the earlier of (a) the time when the Board selects another Chairman in accordance with the Company’s bylaws and (b) December 31, 2013.

3.

The Form 8-K also will state that the Company (a) has appointed Thomas C. O'Brien as the Chairman of the Nominating Committee and (b) effective as of and subject to their election to the Board at the 2012 Annual Meeting, will appoint one of Ms. Studenmund and Messrs. Dorman and Curling as a member of the Nominating Committee.

4.	By execution of this Agreement, the Stockholders hereby withdraw their nomination of any and all individuals for election to the Board at the 2012 Annual Meeting.

5.

Promptly after execution of this Agreement, the Stockholders will amend their filing on Schedule 13D to a filing on Schedule 13G with respect to all shares of common stock of the Company that are beneficially owned by the Stockholders and their affiliates.

6.

For so long as the restrictions contemplated by Section 7 of this Agreement are in effect, the Stockholders, their affiliates and the Company will publicly support and recommend that the Company's stockholders vote for the election of each member of the Company's slate of directors at the 2012 Annual Meeting. Each Stockholder and their affiliates will cause all Voting Securities (as defined below) that it is entitled to vote at the 2012 Annual Meeting (whether held of record or beneficially) to be present for quorum purposes and to be voted at such meeting in favor of the election of each member of the Company's slate of directors at such meeting.

7.

The Stockholders and their affiliates agree that from the date hereof until the earlier of (a) the date that is ten days prior to the deadline under the Company's bylaws for submitting nominations of directors or proposing new business in connection with the Company's 2013 Annual Meeting of Stockholders, (b) the date that is ten days following the first date on which the Company publicly reports (i.e., in a press release, Form 8-K or Form 10-K) its financial results for the fourth quarter of 2012 and/or the full year 2012, and (c) the date on which the Company proposes to enter into an Extraordinary Transaction (as defined below), no Stockholder will, and each such Stockholder will cause its respective principals, directors, stockholders, members, partners, officers, employees, agents and affiliates not to, in any way, directly or indirectly, without the prior written consent of the Board:

(i)

acquire, announce an intention to acquire, offer or seek to acquire, or agree to acquire, by purchase, gift, tender or exchange offer, or otherwise, beneficial ownership of any additional common shares or any other securities of the Company, including any rights, warrants or options or other securities convertible into or derivative of any such securities, if in any such case immediately after the taking of such action the Stockholders and their affiliates would, in the aggregate, beneficially own more than 10% of the then outstanding common stock of the Company, except as a result of a stock split, stock dividend or other pro rata distribution made by the Company to its stockholder and in which any Stockholder participates solely in his or its capacity as a stockholder;

(ii)

form, join or participate in or become a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to any equity securities of the Company;

(iii)

arrange, or participate in, any financing for the purchase by any person of any securities or assets or businesses of the Company prior to the time that such specific purchase is approved by the Board;

(iv)

make, propose or participate in the making of any proposal to the Company or any third party (by public announcement, submission to the Company or a third party or otherwise) in respect of an extraordinary corporate transaction involving the Company or any of its securities, including a merger, reorganization, recapitalization, extraordinary dividend, liquidation, sale or transfer of assets other than in the ordinary course of the business of the Company, or the acquisition or purchase by the Stockholders or any other person of all or any portion of the assets or capital stock of the Company, whether by merger, consolidation, tender or exchange offer or otherwise (an "Extraordinary Transaction"); provided, however, that (A) if the Board determines that the Company will actively pursue an Extraordinary Transaction, the Stockholders will be permitted to make a proposal concerning such Extraordinary Transaction to the Board, and (B) nothing in this Section 7 will prohibit the Stockholders from participating in any transaction that has been approved by the Board involving an Extraordinary Transaction;

(v)	call or seek to call any special meeting or other meeting of stockholders of the Company for any reason whatsoever;

(vi)

solicit proxies or consents relating to the voting of any voting or other securities of the Company, or otherwise become a "participant," directly or indirectly, in any "solicitation" of "proxies" or consents to vote, or become a "participant" in any "election contest" or exempt solicitation under Rule 14a-2(b)(1) under the Exchange Act involving the Company (all terms used in this subsection (vi) and defined in Regulation 14A under the Exchange Act have the meanings assigned to them therein); or

(vii)	in any way cause, incite or solicit any other person to engage in any conduct or activity that otherwise would be prohibited herein.

     The Stockholders and their affiliates shall be permitted to discuss with the Company and other stockholders of the Company general matters regarding the business and affairs of the Company, subject, at all times, to the restrictions in Sections 7 and 8 (including, without limitation, the non-disparagement restrictions set forth in Section 8).

8.

For so long as the restrictions contemplated by Section 7 of this Agreement are in effect, none of Stockholders, any of their affiliates, the Company or any of its affiliates will, directly or indirectly, make or issue or cause to be made or issued any disclosure, announcement or statement, whether publicly or privately, to any third party (including without limitation the filing of any document or report with the Securities and Exchange Commission or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) concerning any other such party or any of its respective past, present or future general partners, directors, officers or employees, which disparages or in any other way reflects adversely or detrimentally upon such other party or any of such other party's respective past, present or future general partners, directors, officers or employees (recognizing that this Section 8 will not prohibit any private, confidential comment directly made to the other party's officers, directors or counsel).

9.	Each of the Stockholders hereby represents to the Company, and the Company hereby represents to each of the Stockholders, that:

(i)

such party has all requisite corporate, limited partnership or limited liability company, as applicable, authority and power to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

(ii)

the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby;

(iii)

this Agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with their respective terms; and

(iv)

this Agreement will not result in a violation on its part of any terms or provisions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party (it being understood that each party makes no representation as to whether this Agreement will result in any such violation on the part of the other parties hereto).

10.

The Stockholders hereby represent to the Company that, as of the date hereof, (i) 773,762, 1,732,029, and 5,643,928 shares of common stock of the Company are beneficially owned, respectively, by HCI, HCII and HCIII, and (ii) HCM, HA, and HGP, in their capacities though which they directly or indirectly control HCI, HCII and HCIII, have sole voting and dispositive power with respect to all 8,149,719 shares of common stock of the Company beneficially owned by HCI, HCII and HCIII.

The Stockholders further represent and warrant that no Stockholder is a party to any agreement, arrangement or understanding with any third party other than the Company with respect to the securities, management or control of the Company other than as described in the draft Amendment No. 8 to Schedule 13D/A to be filed by certain Stockholders with respect to the Company, which was first provided to the Company immediately prior to the execution hereof.

11.

The Company and the Stockholders and their affiliates each acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, the non-breaching party will be entitled to seek injunctive and other equitable relief, without proof of actual damages, that the breaching party will not plead in defense thereto that there would be an adequate remedy at law, and that the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

12.

All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be in writing and will be deemed validly given, made or served if (a) given by fax, when such fax is transmitted to the fax number set forth below and the appropriate confirmation is received, or (b) if given by any other means, when delivered in person, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows:

If to the Company:

CoreLogic, Inc.
4 First American Way
Santa Ana, CA 92707
Attn: Stergios Theologides,
Senior Vice President, General Counsel and Secretary
Fax: 714-250-6917

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 S. Grand Avenue, Suite 3400
Los Angeles, CA 90071
Attn:	Brian J. McCarthy
David C. Eisman
Fax:	(213) 687-5600

If to any Stockholder:

Highfields Capital Management LP
John Hancock Tower
200 Clarendon Street
59th Floor
Boston, Massachusetts 02116
Attn:	Joseph F. Mazzella
Fax:	(617) 850-7620

with copies (which shall not constitute notice) to:

Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Attn:	Joseph L. Johnson III
Fax:	(617) 523-1231

13.

As used in this Agreement, (a) the term "Person" shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (b) the term "affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act and shall include Persons who become affiliates of any Person subsequent to the date of this Agreement; (c) the term "Voting Securities" shall mean the shares of common stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, common stock or other securities, whether or not subject to the passage of time or other contingencies; (d) the term "business day" shall mean any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by applicable law or executive order to close or are otherwise generally closed; and (e) the term "beneficially own" shall have the meaning ascribed to it in Rule 13d-3 of the Exchange Act.

14.

This Agreement may be executed by the parties hereto in separate counterparts (including by fax, .jpeg, .tiff and .pdf), each of which when so executed will be an original, but all such counterparts will together constitute one and the same instrument.

15.

This Agreement will be governed by and construed in accordance with the laws of the State of Delaware. Each of the Stockholders and their affiliates and the Company and its affiliates (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the federal or state courts located in Wilmington, Delaware; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any action relating to this Agreement or otherwise in any court other than the federal or state courts located in Wilmington, Delaware; and (d) irrevocably waives the right to trial by jury.

16.

This Agreement, which includes the exhibits and schedules hereto, constitutes the only agreement between the Stockholders and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Any purported transfer without such consent will be void. No amendment, modification, supplement or waiver of any provision of this Agreement will be effective unless it is in writing and signed by the party or parties hereto affected thereby, and then only in the specific instance and for the specific purpose stated therein. Any waiver by any party hereto of a breach of any provision of this Agreement will not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

17.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The parties hereto further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

18.	This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other Persons.

19.

Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party hereto and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties will be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.

Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party hereto that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

[Execution page follows]

     If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement shall constitute a binding agreement among us.

Very truly yours,

CORELOGIC, INC.

By:	/s/ Stergios Theologides
Name: Stergios Theologides
Title: SVP and General Counsel

Acknowledged and agreed to as of the date first written above:

HIGHFIELDS CAPITAL MANAGEMENT LP

By:	Highfields GP, LLC
Its General Partner

	By:	/s/ Joseph F. Mazzella
Name: Joseph F. Mazzella
Title: Managing Director

HIGHFIELDS GP LLC

By:	/s/ Joseph F. Mazzella
Name: Joseph F. Mazzella
Title: Managing Director

HIGHFIELDS ASSOCIATES LLC

By:	/s/ Joseph F. Mazzella
Name: Joseph F. Mazzella
Title: Managing Director

HIGHFIELDS CAPITAL I LP

By:	Highfields Capital Management LP
Its Investment Manager

By:	/s/ Joseph F. Mazzella
Name: Joseph F. Mazzella
Title: Managing Director and General Counsel of
Highfields Capital Management LP,
Investment Manager of Highfields Capital I LP

HIGHFIELDS CAPITAL II LP

By:	Highfields Capital Management LP
Its Investment Manager

By:	/s/ Joseph F. Mazzella
Name: Joseph F. Mazzella
Title: Managing Director and General Counsel of
Highfields Capital Management LP,
Investment Manager of Highfields Capital II LP

HIGHFIELDS CAPITAL III L.P.

By:	Highfields Capital Management LP
Its Investment Manager

By:	/s/ Joseph F. Mazzella
Name: Joseph F. Mazzella
Title: Managing Director and General Counsel of
Highfields Capital Management LP,
Investment Manager of Highfields Capital III LP